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                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                   FORM 12B-25

                           NOTIFICATION OF LATE FILING

                                                  Commission File Number 1-13636
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(Check One) [ ] Form 10-K [ ] Form 20-F [ ] Form 11-K [X] Form 10-Q [ ] Form
N-SAR [ ] Form N-CSR

For period ended MARCH 31, 2005
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[ ] Transition Report on Form 10-K and Form 10-KSB

[ ] Transition Report on Form 20-F

[ ] Transition Report on Form 11-K

[ ] Transition Report on Form 10-Q and Form 10-QSB

[ ] Transition Report on Form N-SAR

For the transition period ended ____________________________

        Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

        If the notification relates to a portion of the filing checked above, identify the item(s) to which the notification relates:
_________________________________




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                                     PART I

                             REGISTRANT INFORMATION


Full name of registrant  Mendocino Brewing Company, Inc.
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Former name if applicable  Not Applicable
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Address of principal executive office (STREET AND NUMBER)  1601 Airport Road
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City, state and zip code  Ukiah, CA 95482
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                                     PART II

                             RULE 12B-25(B) AND (C)

        If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

        (a) The reasons described in reasonable detail in Part III of this Form could not be eliminated without unreasonable effort or expense;

        (b) The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, Form 11-K, Form N-SAR or Form N- CSR, or portion thereof, will be filed on or before the fifteenth
   [X] calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q, or portion thereof, will be filed on or before the fifth calendar day following the prescribed due date; and

        (c) The accountant's statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

                                    PART III

                                    NARRATIVE

        The filing of the registrant's Annual Report on Form 10-K for the year ended December 31, 2004 was materially delayed as a result of a number of liquidity and financing issues. The Annual Report was ultimately filed on May 13, 2005. The delays encountered in preparing and filing the Annual Report have substantially impacted the process of preparing and filing the Quarterly Report on Form 10-Q for the period ended March 31, 2005.

        For the above reasons, the registrant is unable to timely file its Quarterly Report on Form 10-Q for the quarter ended March 31, 2005, without unreasonable effort or expense.

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                                     PART IV

                                OTHER INFORMATION

        (1) Name and telephone number of person to contact in regard to this notification.

              N. Mahadevan, Chief Financial Officer (707) 463-2087
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        (2)     Have all other periodic reports required under Section 13 or
15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed ? If the answer is no, identify report(s).

                                                                  [X] Yes [ ] No

        (3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statement to be included in the subject report or portion thereof ?

                                                                  [ ] Yes [X] No



                         MENDOCINO BREWING COMPANY, INC.
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                  (Name of Registrant as Specified in Charter)

        Has caused this notification to be signed on its behalf by the undersigned thereunto duly authorized.


        Date: May 16, 2005                   By:
                                                --------------------------------
                                                  N. Mahadevan
                                                  Chief Financial Officer



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